Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02290

June 6, 2005

To the Shareholders of Daiichi Pharmaceutical Co., Ltd.

Notice Regarding the Business Integration

with Sankyo Company, Limited

We are writing to express our deepest gratitude for your continued support and understanding of Daiichi Pharmaceutical Co., Ltd. (“Daiichi” or the “Company”).

On June 3, 2005 we informed you that the joint share transfer between Sankyo Company, Limited (“Sankyo”) and your Company would be considered at the ordinary general meeting of shareholders. A vote by Daiichi shareholders will take place at this meeting to seek your approval for the transaction.

This letter explains the rationale for integration with Sankyo and further information can be gained by reading the enclosed pamphlet.

We strongly believe that our transaction will greatly enhance shareholder value.

The Japan-based Global Pharma Innovator

The principle objective of the transaction is to create a Japan-based Global Pharma Innovator. Daiichi Sankyo will provide innovative products and services that will compete in the world’s major markets by meeting the highest standards demanded by patients and healthcare professionals.

We are confident that this integration will accelerate medium and long-term growth, consistently increase the new company’s corporate value, and maximize returns to shareholders in the coming years.

Significance and Key Benefits of the Business Integration

The proposed integration with Sankyo results from our extensive review of Daiichi’s existing business, including external factors influencing the business and the opportunities for future growth. Our board and management analyzed thoroughly the options available to Daiichi and came to the unanimous conclusion that the integration with Sankyo is the right transaction for us.

The newly merged company (“Daiichi Sankyo”) will concentrate management resources in priority areas, principally the pharmaceutical fields of cardiovascular and infectious diseases. Sankyo and Daiichi are Japanese leaders in the cardiovascular area. Following the integration, R&D expenditure will be maintained at over ¥150 billion (US$1.43 billion, $1=¥105.0) annually. Starting in October this year, we also intend to substantially increase our new drug discovery and development capabilities by combining the product portfolio and drug development pipelines in these two priority areas. The aim of this initiative is to boost the integrated company’s earnings by in-house development and marketing of these products.

Daiichi Sankyo will be Japan’s second largest pharmaceutical company in terms of the number of medical representatives (MR’s), on a combined basis at January 2005. Daiichi Sankyo expects to realize significant sales synergies by commencing co-promotion of their products from October 2005.

We expect this integration to enable us to be one of Japan’s most efficient businesses. In the next five years, Daiichi Sankyo will double the number of MR’s to more than 1,700 in North America and at the same time reduce the combined workforce in Japan by 2,000. The foundation of the new company will be further strengthened by realizing annualized cost synergies of more than ¥50 billion (US$476 million, $1=¥105.0) during the fiscal year to March 31, 2008.

Returning Profit to Our Shareholders

This transaction allows both companies to build on their priorities of returning profit to shareholders. We are committed to raising returns to shareholders to the highest levels in the Japanese pharmaceutical industry. Specifically, we have set a target of raising the ratio of dividends to shareholders equity (DOE*) to 5% for the fiscal year ended March 31, 2010.

We strongly believe our transaction with Sankyo is in your best interest. We are confident that shareholders will support the board’s and management’s strategy to build a Global Pharma Innovator and deliver long-term shareholder value.

Daiichi Pharmaceutical Co., Ltd.

President and Representative Director

Kiyoshi Morita

*	DOE is the ratio of cash dividends per share to shareholders’ equity per share. The Company paid a cash dividend of ¥30 per share for the fiscal year ended March 31, 2004, and is planning to pay a cash dividend of ¥40 per share for the fiscal year ended March 31, 2005. Thus, the DOE for fiscal year ended March 31, 2004 was 2.0% and for fiscal year ended March 31, 2005 will be 2.6% on a non-consolidated basis. Please note that the target figure for fiscal year ended March 31, 2010 is based on targets for shareholders’ equity and dividends subsequent to the integration with Sankyo on a consolidated basis.

Note: The Company and Sankyo conducted a meeting regarding the business integration on May 13, 2005. A video and related presentation documents are available on the Company’s website (http://www.daiichipharm.co.jp/)

Filings with the U.S. SEC

Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited have filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business integration of Daiichi and Sankyo under a new holding company by way of a joint stock transfer. The Form F-4 contains a prospectus and other documents. After the Form F-4 has been declared effective, Daiichi and Sankyo plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders’ meetings at which the share exchange will be voted upon. The Form F-4 and prospectus contain important information about Daiichi and Sankyo, the joint stock transfer and related matters. U.S. shareholders of Daiichi and Sankyo are urged to read the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the joint stock transfer carefully before they make any decision at the shareholders’ meeting with respect to the joint stock transfer. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the joint stock transfer are available, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business integration are available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited	Daiichi Pharmaceutical Co., Ltd.

Mr. Shigemichi Kondo	Mr. Toshio Takahashi

Corporate Communications Department	Corporate Communications Department

3-5-1, Nihonbashi Honcho	14-10 Nihonbashi, 3-chome

Chuo-ku, Tokyo 103-8426, Japan	Chuo-ku, Tokyo 103-8234, Japan

Telephone: 81-3-5255-7034	Telephone: 81-3-3273-7107

E-mail: shige-k@sankyo.co.jp	E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Daiichi and Sankyo and their combined businesses after completion of the joint stock transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi and Sankyo believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi and Sankyo securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi and Sankyo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Daiichi and Sankyo, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Daiichi and Sankyo have filed with the U.S. SEC. Other than as required by applicable law, neither Daiichi nor Sankyo undertakes any obligation to update or revise any forward-looking information or statements.